EXHIBIT 99.1

Caledonia Mining Corporation Plc: Online Investor Presentation Q1 2020 Results

ST HELIER, Jersey, May 12, 2020 (GLOBE NEWSWIRE) -- Caledonia (NYSE AMERICAN: CMCL; AIM: CMCL; TSX: CAL) will be hosting an online presentation and Q&A session open to all investors on Thursday the 14th of May 2020 at 16:00 UK time (17:00 South Africa/Zimbabwe, 11:00AM ET, 08:00AM Pacific Time). Investors can register for the presentation via the following link:

https://investormeetcompany.com/caledonia-mining-corporation-plc/register-investor?arc=a1b20d31-b5b9-4f48-b301-8f7c8bdfc80b

This link replaces the one given in the company’s quarterly results RNS of May 12 2020.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 800 Tel: +44 759 078 1139
WH Ireland (Nomad & Broker) Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204
3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538